Green Mountain Power Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Company Name:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**12-30-2005**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act Of 1934

January 4, 2006
Date of Report (Date of earliest event reported)

GREEN MOUNTAIN POWER CORPORATION

(Exact name of registrant as specified in its charter)

VERMONT

(State of other jurisdiction of incorporation)

1-8291   **03-0127430**

(Commission File Number)   (IRS Employer Identification Number)

163 ACORN LANE
COLCHESTER, VT 05446

(Address and zip code of principal executive offices)

(802) 864-5731

(Registrant's telephone number, including area code)

N/A

(Former name of former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On December 30, 2005, Green Mountain Power Corporation (the "Company") entered into a Director Deferral Agreement (the "Director Deferral Agreement") with David R. Coates (the "Director") with respect to Stock Units which may be granted to the Director in 2006 under the Green Mountain Power Corporation 2004 Stock Incentive Plan (the "Plan"). Pursuant to the Plan, the Company may grant to the Director in 2006 an award of Stock Units. Each Stock Unit will represent the right to receive one share of the Company's Common Stock on the date of vesting, unless the Director elects to defer payment of the Director's Stock Units. Pursuant to the Director Deferral Agreement, the Director has elected to defer payment of all Stock Units which may be granted to him in 2006 and will receive payment at a future date specified in the Director Deferral Agreement. The Director Deferral Agreement is filed as Exhibits 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No. Description

10.1   Director Deferral Agreement with David R. Coates, dated December 30, 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREEN MOUNTAIN POWER CORPORATION
(Registrant)

Date: January 4, 2006

By: /s/ Robert J. Griffin

Name: Robert J. Griffin

Title: Vice President, Chief Financial Officer

and Treasurer and Principal Accounting Officer

EXHIBIT INDEX

Exhibit No. Description

10.1   Director Deferral Agreement with David R. Coates, dated December 30, 2005.

Exhibit 10.1

Green Mountain Power Corporation

Director Deferral Agreement

THIS DEFERRAL AGREEMENT (the "Agreement") is between David R. Coates (the "Participant"), who in 2006 may be granted Stock Units under the Green Mountain Power Corporation 2004 Stock Incentive Plan (the "Plan"), and GREEN MOUNTAIN POWER CORPORATION, a Vermont corporation (the "Company"). All terms used herein that are defined in the Plan have the same meaning given them in the Plan.

1. **Election of Deferred Benefit**

In accordance with Section 6(g)(iii) of the Plan, the Participant hereby elects to defer payment of 100 percent of any Stock Units that may be awarded in 2006 (the "2006 Stock Units") and receive an equal number of Deferred Stock Units ("DSUs"). If the number of 2006 Stock Units elected to be deferred under this Section is more than the number actually awarded, the Participant's election shall be deemed to apply to all of the 2006 Stock Units.

2. **Future Distribution of Shares**

As soon as practicable following the distribution date prescribed by Section 5 of this Agreement, the Company shall issue or distribute shares of Common Stock in settlement of the vested DSUs and the Additional Shares, as defined in Section 3, to the Participant or, if the Participant is not living, the Participant's Beneficiary. For purposes of this Agreement, the Participant's Beneficiary shall be the person or persons or entity or entities who succeed to the Participant's rights under the Agreement by will or by the laws of descent and distribution.

3. **Dividend Equivalents**

The Company shall pay dividend equivalents to the Participant with respect to the DSUs which shall be treated as invested in additional shares of Common Stock ("Dividend Shares") and dividend equivalents also shall be credited on the Dividend Shares. The term "Additional Shares" means the sum of the Dividend Shares and the dividend equivalents credited on the Dividend Shares. The amount of any dividend equivalents payable under this Section 3 shall be equal to the amount of dividends that would have been payable on an equivalent number of shares of Common Stock as represented by the DSUs and the Dividend Shares if that number of shares were outstanding on the record date for the dividend payment. Dividend equivalents shall be credited as soon as practicable following the payment date for the dividend on the Common Stock.

4. <u>Vesting</u>

The Participant's right to receive shares of Common Stock in settlement of the DSUs and the Additional Shares attributable thereto shall be vested to the extent that the vesting requirements applicable to the 2006 Stock Unit award are satisfied. Notwithstanding the immediately preceding sentence, the obligation to distribute Common Stock in settlement of the vested DSUs and the Additional Shares is an unfunded obligation of the Company and the Participant is an unsecured creditor of the Company with respect to the satisfaction of the DSUs and the Additional Shares.

5. <u>Deferral of Distribution and/or Dividend Equivalents</u>

(a) Subject to the provisions of Section 5(b) of this Agreement, the Participant hereby elects the date as of which shares of Common Stock will be issued in settlement of the vested DSUs and any Additional Shares. The Participant may elect a distribution date with reference to a specific date, separation from service as a director of the Company (as defined for purposes of Section 409A of the Internal Revenue Code) ("termination") or the Participant may elect a distribution date with reference to the earlier or later to occur of a specific date or termination. Subject to the provisions of Section 5(b) of this Agreement, the Participant hereby makes the following election with respect to the distribution of the vested DSUs and any Additional Shares:

           Distribution as of this date: .

<u>X</u>   Distribution upon termination.

           Distribution as of the earlier of this date: _____ or termination.

           Distribution as of the later of this date: _____ or termination.

Notwithstanding the foregoing, if a distribution is payable to a "specified employee" (as defined in Section 409A of the Internal Revenue Code) on account of termination, such distribution shall be postponed until the first day of the sixth month beginning after the Participant's termination.

(b) Notwithstanding the Participant's election(s) under the preceding Section 5(a), Common Stock will be distributed in settlement of the DSUs and the Additional Shares as soon as practicable following the Participant's death or if the Participant becomes disabled (as defined in Section 409A of the Internal Revenue Code), while acting as a director of the Company.

6. <u>Shareholder Rights</u>

The Participant (and any Beneficiary) shall not have any rights as a shareholder of the Company with respect to the DSUs or any Additional Shares until the issuance of shares of Common Stock to the Participant or Beneficiary.

7. Adjustments for Capital Changes

The number of DSUs and the Additional Shares shall be adjusted as the Committee determines is equitably required in the event that the Company effects one or more stock dividends, stock split-ups, share consolidations or other similar changes in the capitalization of the Company.

8. Tax Withholding

The Participant (or any Beneficiary) shall make arrangements satisfactory to the Company for the satisfaction of any income, employment or other tax withholding obligations arising in connection with this Agreement or the settlement of the DSUs or Additional Shares.

9. Governing Law

This Agreement shall be governed by, and interpreted under, the laws of the State of Vermont except its choice of law provisions to the extent that they would require the application of the laws of a State other than the State of Vermont.

10. Nonassignment; Successors

(a) The Participant may not assign, pledge, hypothecate or transfer the Participant's rights under this Agreement other than by will or the law of descent and distribution. This Agreement shall be binding upon the Beneficiary and any successor in interest to the Participant.

(b) This Agreement shall be binding upon the Company and any successor in interest to the Company, whether such succession is by contract, assignment, operation or law or otherwise.

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized officer and the Participant has signed this Agreement on the date or dates set forth below.

GREEN MOUNTAIN POWER CORPORATION

By: /s/ Christopher L. Dutton

Date: December 30, 2005

DAVID R. COATES

By: /s/ David R. Coates

Date: December 27, 2005

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